Exhibit 99.1

Clearmind Medicine Announces Publication of Six Innovative Patents in Hong Kong for Next-Generation Psychedelic-Based Combination Therapies

Vancouver, Canada, March 17, 2026 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq: CMND) (“Clearmind” or the “Company”), a clinical-stage biotech company focused on the discovery and development of novel, non-hallucinogenic, second generation, neuroplastogen-derived therapeutics to solve major under-treated health problems, today announced the publication of six patents by the Intellectual Property Department in Hong Kong. These patents cover proprietary combination therapies integrating Palmitoylethanolamide (PEA), sourced through the Company’s partnership with NeuroThera Labs Inc. (TSXV: NTLX), with leading classic and innovative psychedelic compounds.

The published patents protect innovative synergistic formulations combining PEA with each of the following: 3,4-Methylenedioxymethamphetamine (MDMA), Lysergic Acid Diethylamide (LSD), Ketamine, Ibogaine, Psilocybin, and N,N-Dimethyltryptamine (DMT). These novel combinations aim to enhance therapeutic potential while potentially improving safety, tolerability, and neuroplasticity profiles for various mental health and neurological indications.

“We continue to expand our global IP portfolio and taking steps forward in protecting our innovative approach to psychedelic-based combination therapies,” said Adi Zuloff-Shani, CEO of Clearmind Medicine. “By strategically combining PEA from our valued partners at NeuroThera with well-characterized psychedelics such as MDMA, LSD, ketamine, ibogaine, psilocybin, and DMT, we continue to build a robust pipeline of next-generation candidates designed to address unmet needs in mental health and beyond.”

About Clearmind Medicine Inc.

Clearmind is a clinical-stage neuroplastogens pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods, or supplements.

The Company’s intellectual portfolio currently consists of nineteen patent families, including 31 granted patents. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq under the symbol “CMND.”

For further information, visit: https://www.clearmindmedicine.com or contact:

Investor Relations

invest@clearmindmedicine.com

Telephone: (604) 260-1566

US: CMND@crescendo-ir.com

General Inquiries

Info@Clearmindmedicine.com
www.Clearmindmedicine.com

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses continuing to expand its global IP portfolio and taking steps forward in protecting its innovative approach to psychedelic-based combination therapies and continuing to build a robust pipeline of next-generation candidates designed to address unmet needs in mental health and beyond. The Company cannot assure that any patent will issue as a result of a pending patent application or, if issued, whether it will issue in a form that will be advantageous to the Company. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F for the fiscal year ended October 31, 2025 and subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.